UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-37381

XYLO TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

10 HaNechoshet Street Tel-Aviv, 6971072, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Xylo Technologies Ltd. (the “Company”), hereby announces that the shareholders of the Company approved all the proposals brought before the annual general meeting of shareholders scheduled for October 30, 2024 (the “Meeting”), as originally proposed and included in the Company’s proxy statement for the Meeting, that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on September 25, 2024.

6,336,732 ordinary shares, representing approximately 21.33% of the Company’s issued and outstanding ordinary shares as of the record date, were present or represented by proxy at the Meeting.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-271984) and Form S-8 (File No. 333-274190, No. 333-258624, No. 333-206803, No. 333-221019 and No. 333-229429).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYLO TECHNOLOGIES LTD.

Date: October 31, 2024	By:	/s/ Tali Dinar
Tali Dinar
Chief Financial Officer

2